                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                    Form 6-K

                            Report of Foreign Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                         For the month of January, 2004

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                     MITSUBISHI TOKYO FINANCIAL GROUP, INC.
                 (Translation of registrant's name into English)

                       4-1, Marunouchi 2-chome, Chiyoda-ku
                              Tokyo 100-6326, Japan
                    (Address of principal executive offices)

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             [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

                         Form 20-F __X__ Form 40-F _____

  [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
           Commission pursuant to Rule 12g3-2(b) under the Securities
                             Exchange Act of 1934.]

                               Yes ____ No __X__

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 29, 2004

                                     MITSUBISHI TOKYO FINANCIAL GROUP, INC.

                                     By:   /s/ Atsushi Inamura
                                        -------------------------------------
                                        Name:  Atsushi Inamura
                                        Title: Chief Manager, General Affairs
                                               Corporate Administration Division

                                          Mitsubishi Tokyo Financial Group, Inc.
                                                 Tokyo Stock Exchange Code; 8306

  Revision of projection of dividends for the fiscal year ending March 31, 2004


Tokyo, January 29, 2004 --- Mitsubishi Tokyo Financial Group, Inc. (MTFG;
President: Shigemitsu Miki) today announced that it revised its projection of dividends of common stock for the fiscal year ending March 31, 2004 reflecting the prospects of an improvement in results of operations for the fiscal year ending March 31, 2004. The projections of dividends of Class 1 and 2 preferred stocks for the fiscal year ending March 31, 2004 remain unchanged.

Dividends per share for the fiscal year ending March 31, 2004

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                                                 For the six months    For the six months    For the fiscal year
                                                 ended September 30,   ending March 31,      ending March 31,
                                                 2003                  2004                  2004
                                                      (Actual)            (Projections)         (Projections)
----------------------------------------------------------------------------------------------------------------
As previously        Common stock                                 -            (Yen)4,000             (Yen)4,000
announced *          Class 1 preferred stock            (Yen)41,250           (Yen)41,250            (Yen)82,500
                     Class 2 preferred stock             (Yen)8,100            (Yen)8,100            (Yen)16,200
----------------------------------------------------------------------------------------------------------------
As revised           Common stock                                 -            (Yen)6,000             (Yen)6,000
                     Class 1 preferred stock            (Yen)41,250           (Yen)41,250            (Yen)82,500
                     Class 2 preferred stock             (Yen)8,100            (Yen)8,100            (Yen)16,200
----------------------------------------------------------------------------------------------------------------

*Announced on November 25, 2003.

                                      * * *

Inquiries: Mr. Kohei Tsushima
           General Manager
           Corporate Communications Office
           Tel. 81-3-3240-8149

This information contains forward-looking statements and other forward-looking information relating to MTFG (the "forward-looking statements"). The forward-looking statements are not historical facts and include, reflect or are otherwise based upon, among other things, MTFG"s current estimations, projections, views, policies, business strategies, targets, expectations, assumptions and evaluation with respect to general economic conditions, the results of operations, the financial condition, MTFG's management in general and other future events. Accordingly, they are inherently susceptible to uncertainties, risks and changes in circumstances and are not guarantees of future performance.
Some forward-looking statements represent targets that MTFG's management will strive to achieve through the successful implementation of MTFG's business strategies. MTFG may not be successful in implementing its business strategy, and actual results may differ materially, for a wide range of possible reasons. In light of the many risks, uncertainties and possible changes, you are advised not to put undue reliance on the forward-looking statements. MTFG is under no obligation - and expressly disclaims any obligation - to update or alter the forward-looking statements, except as may be required by any applicable laws and regulations or stock exchange rules.
For detailed information relating to uncertainties, risks and changes regarding the forward-looking statements, please see MTFG's latest annual report and other disclosure documents.